Linda van Doorn
Jorge Bonilla
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:      Item 4-02 Form 8-K
             Filed March 6, 2008
             File No. 000-12536

Date: March 17, 2008

Dear Ladies and Gentlemen,

On behalf of China Recycling Energy Corporation (the "Company"), in connection with the above referenced reports, we are hereby providing you the following responses to the comments in your letter dated March 7, 2008:

Comment:

1. Please revise to describe the nature of the error and how you reflected the restatement.

Response:

We have revised the Form 8-K to describe the nature of the error and how we reflected the restatement. Please see the Form 8-K/A filed on March 17, 2008 for details.

Comment:

2. We noted the date of the restatement disclosed in your Form 8-K is inconsistent with the date of the restatement disclosed in your accountants report included in the Form 10-KSB/A-2. Please revise as appropriate to clarify this conflict.

Response:

We have corrected the inconsistence in the Form 8-K/A filed on March 17, 2008.

Acknowledgement Statement

In connection to responding to all the comments of the Securities and Exchange Commission, China Recycling Energy Corporation ("Company") hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at telephone: 011-86-29-87651098 or fax: 011-86-29-87651099.

/s/ Guangyu Wu

Guangyu Wu
Chief Executive Officer
China Recycling Energy Corporation